Exhibit 4(a)(v)

EXECUTION VERSION

Accession Letter

To:	MUFG Bank, Ltd. as Facility Agent

From:	IHG Finance LLC and InterContinental Hotels Group PLC

Dated:	12 October 2023

InterContinental Hotels Group PLC—$1,350,000,000 Facility Agreement dated 28 April 2022 (the Agreement)

1.	We refer to the Agreement. This is an Accession Letter. Terms defined in the Agreement have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2.

IHG Finance LLC agrees to become an Additional Guarantor and to be bound by the terms of the Agreement as an Additional Guarantor pursuant to Clause 25.4 (Additional Guarantors) of the Agreement. IHG Finance LLC is a company duly formed under the laws of the state of Delaware, United States of America.

3.	IHG Finance LLC’s administrative details are as follows:

Address: Three Ravinia Drive, Suite 100, Atlanta, Georgia 30346, United States of America

Telephone No: +1 770 604 2000

Email:    ihgtreasuryfo@ihg.com and ihgtreasurybo@ihg.com

Attention:   The General Counsel and Company Secretary

4.	Notwithstanding anything to the contrary in this Accession Letter or any other Finance Document, the guarantee of each Guarantor is subject to the following limitations:

(a)

each Guarantor’s liability under Clause 18 (Guarantee and indemnity) of the Agreement or any other term contained in the Finance Documents, without the requirement of amendment or any other formality, shall be limited to a maximum aggregate amount equal to the largest amount that would not render its liability hereunder subject to avoidance under applicable US Debtor Relief Law, in all cases before taking into account any liabilities under any other guarantee by such Guarantor; and

(b)

for the avoidance of doubt, the guaranty obligations under Clause 18.1 (Guarantee and indemnity) shall include, without limitation, all amounts which, but for any US Debtor Relief Law, would become due and payable and all interest accruing after the commencement of any proceeding under a US Debtor Relief Law at the rate provided for in the relevant Finance Document, whether or not allowed in any such proceeding.

Where:

“United States” means the United States of America, its territories, possessions and other areas subject to the jurisdiction of the United States of America.

“US Bankruptcy Code” means Title 11 of the United States Code (entitled Bankruptcy), as amended from time to time and as now or hereafter in effect, or any successor thereto.

“US Debtor Relief Laws” means the US Bankruptcy Code and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, judicial management or similar debtor relief laws of the United States from time to time in effect and affecting the rights of creditors generally.

5.	This Accession Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

6.	This Accession Letter has been signed on behalf of InterContinental Hotels Group PLC and executed as a deed by IHG Finance LLC and is delivered on the date stated above.

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InterContinental Hotels Group PLC		IHG Finance LLC

/s/ Nicolette Henfrey		/s/ Randall S. Hammer

By:	Nicolette Henfrey	By:	Randall S. Hammer

Accession Letter Signature Page